Filed by WC Acquisition Holdings Corp. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US LEC Corp.

Commission File No.: 0-24061

This filing relates to the proposed transactions pursuant to the terms of the Agreement and Plan of Merger, dated as of August 11, 2006, among PAETEC Corp., US LEC Corp., WC Acquisition Holdings Corp., a wholly-owned subsidiary of PAETEC Corp. (“New PAETEC”), WC Acquisition Sub U Corp., a wholly-owned subsidiary of New PAETEC, and WC Acquisition Sub P Corp., a wholly-owned subsidiary of New PAETEC.

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New PAETEC will file with the SEC a registration statement that will contain a proxy statement/prospectus regarding the proposed merger transaction between PAETEC and US LEC, as well as other relevant documents concerning the proposed transaction. Investors and security holders of US LEC are urged to read the proxy statement/prospectus for the transaction and the other relevant documents when they become available because they will contain important information about New PAETEC, PAETEC, US LEC and the proposed merger transaction. The proxy statement/prospectus will be mailed to stockholders of US LEC prior to their stockholders meeting. Investors and security holders of US LEC may obtain free copies of the proxy statement/ prospectus and other documents filed by New PAETEC with the SEC (when they become available) at the SEC’s web site at www.sec.gov. Free copies of the definitive proxy statement/prospectus and other documents also may be obtained by writing to PAETEC, One PAETEC Plaza, 600 Willowbrook Office Park, Fairport, New York 14450, Attention: Investor Relations.

Information regarding the identity of persons who may, under the SEC’s rules, be deemed to be participants in the solicitation of stockholders of US LEC Corp. in connection with the proposed transaction, and their interests in the solicitation, will be set forth in the proxy statement of US LEC Corp. and in the registration statement that will be filed by New PAETEC with the SEC.

Dear Valued Agent,

Following up on our notice to you concerning the proposed merger of PAETEC Corp. (“PAETEC”) with US LEC Corp. (“US LEC”), we wanted to provide you with some information concerning your participation in the PAETEC Communications, Inc. Agent Incentive Plan following the completion of the merger, which is subject to closing conditions. We are not asking you to take any action at this time, although you will be asked to take certain actions regarding your warrants following the completion of the merger.

Assumption of Warrants

In the merger transaction, PAETEC and US LEC will become wholly owned subsidiaries of a newly formed entity that will be named PAETEC Communications Corp. (“NEW PAETEC”). The common stockholders of PAETEC and US LEC will become common stockholders of NEW PAETEC. The number of shares of NEW PAETEC common stock that each PAETEC common stockholder will receive will equal approximately 1.623 times (the “exchange ratio”) the number of shares of PAETEC common stock owned. (The exchange ratio is subject to adjustment in the manner specified in the merger agreement.)

Warrants outstanding under the Agent Incentive Plan at the merger closing time will be assumed by NEW PAETEC. Following the merger, your assumed warrant will entitle you to purchase shares of NEW PAETEC common stock under substantially the same conditions, including vesting, as you would be entitled to purchase PAETEC shares under your current warrant. Based on the exchange ratio, you will be able to purchase 1.623 shares of NEW PAETEC common stock for each share of PAETEC common stock you would have been able to purchase if there had been no merger. The exercise price you will pay will be proportionately decreased based on this ratio. For example, the merger will result in the conversion of a warrant exercisable for 500 PAETEC shares at an exercise price $5.00 per share into a warrant exercisable for 811 NEW PAETEC shares (500 x 1.623 = 811.5, rounded down to the nearest whole share) at an exercise price of $3.09 per share ($5.00 / 1.623 = $3.0807, rounded up to the nearest cent).

To adjust for the fact that PAETEC is effectively becoming a public company as a result of this transaction, the merger date will be treated as the IPO date for purposes of making your warrant exercisable for future purchases of NEW PAETEC common stock. As a result, subject to the vesting conditions of your warrant, your warrant will become exercisable approximately one year after the merger date so long as NEW PAETEC has an effective registration statement on file with the SEC to cover your exercise of the warrant.

The provisions governing NEW PAETEC’s assumption of the warrants outstanding under the Agent Incentive Plan are set forth in Section 5.11 of the merger agreement relating to the merger. On August 14, 2006, US LEC filed a Current Report on Form 8-K relating to the merger and a copy of the merger agreement is filed as Exhibit 2.1 to that Form 8-K. The Form 8-K and US LEC’s other SEC filings may be found at www.sec.gov.

More information concerning the merger also may be found at www.paetec.com, or e-mail channel_marketing@paetec.com with any questions.

Sincerely yours,

Arunas A. Chesonis

Chairman and CEO

PAETEC Communications

Additional Information and Where to Find It

NEW PAETEC will file with the SEC a registration statement that will contain a proxy statement/prospectus regarding the proposed merger transaction between PAETEC and US LEC, as well as other relevant documents concerning the proposed transaction. Investors and security holders of US

LEC are urged to read the proxy statement/prospectus for the transaction and the other relevant documents when they become available because they will contain important information about New PAETEC, PAETEC, US LEC and the proposed merger transaction. The proxy statement/prospectus will be mailed to stockholders of US LEC prior to their stockholders meeting. Investors and security holders of US LEC may obtain free copies of the proxy statement/prospectus and other documents filed by New PAETEC with the SEC (when they become available) at the SEC’s web site at www.sec.gov. Free copies of the definitive proxy statement/prospectus and other documents also may be obtained by writing to PAETEC, One PAETEC Plaza, 600 Willowbrook Office Park, Fairport, New York 14450, Attention: Investor Relations.

Information regarding the identity of persons who may, under the SEC’s rules, be deemed to be participants in the solicitation of stockholders of US LEC in connection with the proposed transaction, and their interests in the solicitation, will be set forth in the proxy statement of US LEC and in the registration statement that will be filed by New PAETEC with the SEC.